SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS announces second quarter 2007 financial results; Dated August 13, 2007

ITEM 1

STARLIMS Announces Second Quarter 2007 Financial Results

Hollywood, Florida, August 13, 2007 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), today announced that revenue for the second quarter of 2007 was $5.5 million, a 6.2% increase compared to $5.2 million in the same period in 2006. Product revenues for the period were $2.8 million, down 7.8% from $3.1 million in the second quarter of 2006. Services revenue for the period was $2.7 million, a 26.2% increase compared to $2.1 million in the second quarter of 2006.

Revenue for the first six months of 2007 was $10.9 million, a 28.3% increase compared to $8.5 million for the first six months of 2006. Product revenues for the first six months of 2007 were $6.2 million, a 30.7% increase compared to $4.8 million in the first six months of 2006. Services revenue for the first six months of 2007 was $4.7 million, a 25.2% increase compared to $3.8 million in the first six months of 2006.

STARLIMS’ business model is characterized by relatively large transactions, with a year-to-date average selling price on direct sales of approximately $650,000. Management believes that the comparison of STARLIMS’ results in a longer term perspective provides better insight into the underlying growth of our business.

“We are seeing increasing demand for our LIMS software driven by regulation and compliance in our key verticals of government, life sciences and manufacturing, resulting in four 7-figure transactions in the first half of 2007,” said Itschak Friedman, CEO of STARLIMS. “As a pure-play web-based LIMS vendor, we are uniquely positioned to offer global multi-site solutions that enable data management within the lab and across the enterprise.”

For the second quarter, operating income was $839,000 or 15.2% compared to $1.4 million or 26.7% in the same period in 2006. Operating income for the first six months of 2007 was $2.0 million or 18.4%, compared to $1.6 million or 18.6% in the first six months of 2006. Net income for the period was $865,000, or $0.12 per diluted share, compared to net income of $1.2 million, or $0.18 per diluted share, in the second quarter of 2006. Net income for the first six months of 2007 was $2.0 million, or $0.28 per diluted share, compared to net income of $1.3 million, or $0.21 per diluted share, for the first six months of 2006.

Non-GAAP operating income for the second quarter was $1.1 million or 19.8%, compared to $1.4 million or 27.5% in the same period in 2006. Non-GAAP operating income for the first six months of 2007 was $2.3 million or 21.1%, compared to $1.7 million or 19.6% in the first six months of 2006. Non-GAAP net income for the second quarter was $1.1 million, or $0.15 per diluted share, compared to $1.2 million, or $0.18 per diluted share, in the second quarter of 2006. Non-GAAP net income for the first six months of 2007 was $2.2 million, or $0.32 per diluted share, compared to non-GAAP net income of $1.4 million, or $0.21 per diluted share, for the first six months of 2006.

The attached tables include a reconciliation of GAAP to non-GAAP income from operations and net income for the second quarter of 2007 and 2006.

Cash, cash equivalents and marketable securities amounted to $33.8 million on June 30, 2007, compared to $6.5 million on December 31, 2006. The increase in cash was primarily due to our initial public offering in the United States on May 23, 2007.

“We believe the cash raised in the offering on NASDAQ will help increase our profile among target customers and provide long-term assurances that we will continue to support and innovate our product offerings,” said Mr. Friedman. “We also have greater flexibility to pursue our strategic growth initiatives, including geographic expansion and product development into adjacent markets.”

Recent Business Highlights

—	Completed initial public offering in the United States on May 23, 2007, followed by exercise of over-allotment option by the underwriters in June 27, 2007, resulting in net proceeds from the offering of approximately $27 million.
—	Signed a $1.1 million contract with a large global energy company in the second quarter to provide STARLIMS software at two U.S. facilities for quality control and environmental monitoring.
—	During the second quarter of 2007, signed a deal with Schiff Nutrition, a leader in the nutritional supplement industry, to assist in complying with increasingly stringent FDA regulations.
—	Began creating a public health information network for the Jamaican Ministry of Health, spanning the nationwide blood bank, various laboratories, and the country’s health center.
—	Hired two key senior management members: Clive Baron as Chief Business Development Officer responsible for alliances, partnerships and growth initiatives; and Ed Krasovec as Director of Clinical Operations to expand our business into the adjacent clinical information systems market.

Guidance

STARLIMS is issuing the following financial guidance for fiscal year 2007. Management expects total year-over-year revenue growth in the range of 20% to 25% and GAAP EPS of $0.63 to $0.68 which includes approximately $0.05 of stock-based compensation expenses, amortization of intangibles related to acquisitions and non-recurring offering related expenses. The guidance assumes an annual tax rate of approximately 15% and estimated weighted average shares outstanding of 7.9 million during 2007.

Note on Use of Non-GAAP Financial Information

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, STARLIMS uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non recurring expenses, non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. STARLIMS’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

Conference Call and Webcast Information

STARLIMS will host a live webcast of this conference call on Monday, August 13, at 8:30 a.m. Eastern Time (15:30 Israeli Time). The listen-only webcast can be accessed from the Investor Relations page of the company’s web site at http://ir.starlims.com. Those interested in participating in the question and answer session should dial 303-262-2211.

The webcast will be archived on the STARLIMS Technologies Investor Relations page of the company’s website, at http://ir.starlims.com starting at 12pm on Monday, August 13, 2007.

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today.

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	December 31,	June 30,
	2 0 0 6	2 0 0 7
	(Audited)	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$2,539	$1,731
Restricted short-term deposits	196	162
Marketable securities - available-for-sale	2,334	1,206
Marketable securities - held-to-maturity	-	28,598
Accounts receivable (net of allowance for doubtful accounts of $291 and $233, respectively)	8,966	7,687
Other current assets	949	1,464

Total current assets	14,984	40,848

Long-Term Assets
Marketable securities - held-to-maturity	1,435	2,059
Other long-term assets	422	552
Fixed assets, net	1,481	1,635
Goodwill	1,137	1,235
Other assets, net	202	50

Total long-term assets	4,677	5,531

Total assets	$19,661	$46,379

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable	$356	$324
Deferred revenues	1,821	2,061
Other current liabilities and accrued expenses	2,570	2,106

Total current liabilities	4,747	4,491

Long-Term Liabilities
Long-term deferred revenues	99	68
Accrued severance pay	32	50
Deferred taxes	814	657

Total long-term liabilities	945	775

Shareholders' Equity
Ordinary shares, NIS 1.00 par value;
authorized 15,000,000 shares; issued 7,764,869 and 9,991,169 shares respectively ; outstanding 6,490,500 and 8,721,300 shares
respectively	2,600	3,151
Additional paid-in capital	4,325	30,854
Accumulated other comprehensive income	104	146
Retained earnings	9,672	9,734
Treasury stock, at cost - 1,274,369 and 1,269,869 ordinary shares, respectively	(2,732)	(2,772)

Total shareholders' equity	13,969	41,113

Total liabilities and shareholders' equity	$19,661	$46,379

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 7

Revenues
Software licensing	$3,442	$4,711	$2,382	$2,032
Maintenance	1,322	1,517	678	790

Total product revenues	4,764	6,228	3,060	2,822
Services	3,755	4,700	2,139	2,699

Total revenues	8,519	10,928	5,199	5,521

Cost of revenues
Cost of products	20	25	4	19
Cost of services	2,387	3,811	1,275	1,991

Total cost of revenues	2,407	3,836	1,279	2,010

Gross profit	6,112	7,092	3,920	3,511

Operating expenses
Research and development	885	1,345	461	669
Selling and marketing	2,388	2,497	1,368	1,332
General and administrative	1,257	1,244	702	671

Total operating expenses	4,530	5,086	2,531	2,672

Operating income	1,582	2,006	1,389	839

Financial income, net	344	353	271	222

Income before income taxes	1,926	2,359	1,660	1,061

Income tax expense	580	383	496	196

Net income	$1,346	$1,976	$1,164	$865

Basic earnings per share	$0.21	$0.29	$0.18	$0.12

Weighted average number of ordinary shares used in computing basic earnings per share	6,439,667	6,860,722	6,466,125	7,217,936

Diluted earnings per share	$0.21	$0.28	$0.18	$0.12

Weighted average number of ordinary shares used in computing diluted earnings	6,560,017	6,970,884	6,568,030	7,337,057

STARLIMS TECHNOLOGIES LTD.
NON-GAAP CONSOLIDATED
STATEMENT OF INCOME FOR THE SIX MONTHS
AND THREE MONTHS PERIODS ENDED JUNE 30, 2007 AND JUNE 30, 2006
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 7

Revenues
Software licensing	$3,442	$4,711	$2,382	$2,032
Maintenance	1,322	1,517	678	790

Total product revenues	4,764	6,228	3,060	2,822
Services	3,755	4,700	2,139	2,699

Total revenues	8,519	10,928	5,199	5,521

Cost of revenues
Cost of products	20	25	4	19
Cost of services	2,381	3,803	1,272	1,987

Total cost of revenues	2,401	3,828	1,276	2,006

Gross profit	6,118	7,100	3,923	3,515

Operating expenses
Research and development	880	1,338	458	665
Selling and marketing	2,333	2,332	1,340	1,198
General and administrative	1,237	1,123	695	561

Total operating expenses	4,450	4,793	2,493	2,424

Operating income	1,668	2,307	1,430	1,091

Financial income, net	344	353	271	222

Income before income taxes	2,012	2,660	1,701	1,313

Income tax expense	604	435	508	233

Net income	$1,408	$2,225	$1,193	$1,080

Basic earnings per share	$0.22	$0.32	$0.18	$0.15

Weighted average number of ordinary shares used in computing basic earnings per share	6,439,667	6,860,722	6,466,125	7,217,936

Diluted earnings per share	$0.21	$0.32	$0.18	$0.15

Weighted average number of ordinary shares used in computing diluted earnings per share	6,560,017	6,970,884	6,568,030	7,337,057

STARLIMS TECHNOLOGIES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED
STATEMENT OF INCOME FOR THE SIX MONTHS
AND THREE MONTHS PERIODS ENDED JUNE 30, 2007 AND JUNE 30, 2006
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 7

GAAP total Cost of revenues	2,407	3,836	1,279	2,010
Stock based compensation expenses	(6)	(8)	(3)	(4)

NON-GAAP total cost of revenues	2,401	3,828	1,276	2,006

GAAP Research and Development expenses	885	1,345	461	669
Stock based compensation expenses	(5)	(7)	(3)	(4)

NON-GAAP Research and Development expenses	880	1,338	458	665

GAAP Selling and marketing expenses	2,388	2,497	1,368	1,332
Stock based compensation expenses	(55)	(65)	(28)	(34)
Issuance related expenses	-	(100)	-	(100)

NON-GAAP Selling and marketing expenses	2,333	2,332	1,340	1,198

GAAP General and administrative expenses	1,257	1,244	702	671
Stock based compensation expenses	(4)	(5)	(2)	(3)
Issuance related expenses	-	(99)	-	(99)
Amortization of purchased intangible assets	(16)	(17)	(5)	(8)

NON-GAAP General and administrative expenses	1,237	1,123	695	561

GAAP total tax expenses	580	383	496	196
Stock based compensation expenses	24	31	12	16
Issuance related expenses	-	21	-	21

NON-GAAP total tax expenses	604	435	508	233

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 7

CASH FLOWS - OPERATING ACTIVITIES
Net income	$1,346	$1,976	$1,164	$865

Adjustments to reconcile net income to cash provided by
(used in) operating activities:
Depreciation and amortization	150	227	62	130
Stock-based compensation	70	85	36	45
Losses (gains) related to marketable securities	82	(168)	71	(112)
Increase in accrued severance pay	22	18	26	6
Deferred income taxes	148	(129)	143	(135)
The effect of exchange rate changes	(164)	(44)	(140)	(11)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(45)	1,366	(1,093)	(143)
Increase (decrease) in allowance for doubtful accounts	80	(58)	80	(3)
Increase in other current assets	(336)	(362)	(236)	(320)
Increase (decrease) in trade accounts payable	98	(32)	28	(6)
Increase (decrease) in deferred revenues	89	209	(85)	9
Increase (decrease) in other current liabilities	(725)	(719)	391	(160)

Net cash provided by (used in) operating activities	815	2,369	447	165

CASH FLOWS - INVESTING ACTIVITIES
Investments in available-for-sale marketable securities	(1,277)	(697)	(396)	-

Proceeds from sale of available-for-sale marketable securities	967	1,821	798	-
Proceeds from sale of held-to-maturity securities	-	3,603	-	3,603
Investment in held-to-maturity marketable securities	-	(32,690)	-	(32,101)
Investments in restricted deposits, net	(227)	50	(59)	(15)
Loans to employees, net	11	(65)	29	(41)
Purchase of fixed assets	(112)	(328)	(40)	(113)
Acquisition of subsidiary, net of cash acquired (A)	(1,049)	-	(507)	-

Net cash provided by (used in) investing activities	(1,687)	(28,306)	(175)	(28,667)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from issuing of shares, net of issuance expenses	-	27,093	-	27,331
Proceeds from sale of treasury stock	-	(77)	-	(77)
Proceeds from sale of treasury stock against exercise of options	173	26	14	21
Dividends paid	(1,389)	(1,914)	-	-

Net cash provided by (used in) financing activities	(1,216)	25,128	14	27,275

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH
AND CASH EQUIVALENTS	8	1	1	(1)

Increase (decrease) in cash and cash equivalents	(2,080)	(808)	287	(1,228)

Cash and cash equivalents at the beginning of the period	3,397	2,539	1,030	2,959

Cash and cash equivalents at the end of the period	$1,317	$1,731	$1,317	$1,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
ACTIVITIES

Cash paid during the period for income taxes	$1,175	$457	$46	$85

STARLIMS TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(Unaudited)

NOTE 1 - SEGMENTAL DISCLOSURE

A.	Revenues by geographical areas

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 7

North America	$5,393	$7,860	$3,018	$3,804
Latin America	1,402	768	1,114	479
Europe	1,478	1,198	998	544
Asia	190	886	35	499
Israel	56	216	34	195

	$8,519	$10,928	$5,199	$5,521

B.	Issuance of shares

* The company issued 2,100,000 shares on May 23, 2007 in its initial public offering in the United States.

* On June 27, 2007, the underwriters, Oppenheimer & Co. and JMP Securities LLC, exercised part of their over-allotment option and purchased an additional 126,300 ordinary shares from the company.

* STARLIMS sold a total of 2,226,300 ordinary shares (including the over-allotment option shares) at a price to the public of $13.50 per share, resulting in net proceeds from the offering of approximately U.S. $27 million.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: August 15, 2007